June 18, 2013

Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Harmonic Inc

SEC Comment Letter dated June 5, 2013

Dear Mr. Spirgel:

This letter is in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), dated June 5, 2013, relating to the Form 10-K (“2012 10-K”) and 10-K/A (“2012 10-K/A”) filed by Harmonic, Inc. (“Harmonic” or the “Company”) for the year ended December 31, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K/A for the year ended December 31, 2012

Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) , page 44

Results of Operations, page 51

1.	Please expand your discussion to provide more specific insight into the underlying business drivers or conditions that contributed to changes in your results. For example, you disclose that net revenues decreased in 2012 due primarily to a reduction in demand for video processing and production and playout products in the U.S. and Europe and that European revenues were impacted significantly by the weak economic environment in Europe. However, it is not clear why demand decreased for the specific product lines, whether you expect the trend to continue, and how the weak economic environment in Europe specifically impacted demand for particular product lines.

Response:

We acknowledge the Staff’s comments and, in future filings, we will expand our discussion to provide more specific insight into the underlying business drivers or conditions that contributed to changes in our operating results.

As an example of this language, under our 2012 10-K, MD&A, “Net revenues-consolidated” and “Net revenues-geographic”, for 2012 compared to 2011 would read as follows:

Net revenue-Consolidated

The 7.3% decrease in our video processing revenues in 2012, compared to 2011, was principally the result of lower sales of our encoder products to customers in the satellite market. In 2011, we benefited from higher system upgrades in the satellite market in response to our new encoder products.

The 8.7% decrease in our production and playout revenues in 2012, compared to 2011, was primarily in Europe, offset, in part, by an increase in revenues in emerging markets in the Asia Pacific region. The weak economic environment in Europe significantly impacted our customers, such as broadcasters, content owners and multi-channel network operations, resulting in lower sales across our production and playout products. It appears that the weak economic conditions in most European countries in the second half of 2011 and in 2012, principally as a result of the European sovereign debt crisis, may continue in 2013. Therefore, we expect our production and playout revenues to remain flat in 2013.

Service and support revenues are derived primarily from maintenance contracts, as well as professional and integration services and training. The 14.1% increase in services revenues for 2012, compared to 2011, was primarily the result of increased maintenance revenues, driven by new maintenance contracts, the completion of several large, multi-year projects, and, to a lesser extent, increased revenues from professional and integration services.

Net revenue-Geographic

The 5.9% decrease in U.S. net revenue in 2012, compared to 2011, was principally due to decreased demand for our video processing products and, to a much lesser extent, our production and playout products. The timing of the system upgrades cycle and delays in deployment of our products at customers’ sites mainly contributed to the decline in the U.S. net revenue in 2012.

The 1.4% decrease in international net revenue in 2012, compared to 2011, was primarily due to decreased demand in Europe across all product lines, offset partially by increased net revenue in the Asia Pacific, largely for our production and playout products. The decrease in demand in Europe was primarily attributable to longer sales cycles and delay in capital spending by our European customers as a result of the weak economy. We expect that international sales will continue to account for a significant percentage of our net revenue in 2013 and for the foreseeable future.

Amendment No. 1 to Form 10-K for the year ended December 31, 2012

Compensation Discussion and Analysis, page 6

Incentive Bonus Plan, page 10

2.	Please supplement your discussion of the incentive bonus plan to discuss the payout levels for each named executive officer based upon meeting the performance targets. For example, if the payout amount is based upon a percentage of an officer’s salary, disclose the relevant percentages for meeting the threshold, target and maximum levels of the performance targets. Please also discuss how the amount of bonus awarded to each NEO was determined based upon the actual results for the performance measures.

Response:

In response to the Staff’s comment, we expanded the discussion of the incentive bonus plan in the 2012 10-K/A for our Preliminary Proxy Statement filed on June 7, 2013 (the “Proxy Statement”). The expanded discussion, on pages 27 and 28 of the Proxy Statement, disclosed the respective percentage of annual base salary payable for each NEO as a result of the Company achieving its performance target, minimum threshold and maximum levels of targets, and also explained how the bonus amount was determined for each NEO. A copy of those pages is attached as Appendix A and the changes are double underlined for reference.

Compensation of Directors, page 15

3.	We note your disclosure of stock awards granted to directors in the Director Compensation Table. Please revise to separately disclose stock awards and option awards as noted footnotes 2 and 3. Refer to Item 402(k) of Regulation S-K.

Response:

In response to the Staff’s comment, on page 12 of the Proxy Statement, we modified the Director Compensation Table in the 2012 10-K/A to comply with the disclosure requirement in Item 402(k) of Regulation S-K. The modified Director Compensation Table disclosed stock awards and option awards separately for each director. A copy of the modified table is attached as Appendix B and the changes are double underlined for reference.

Outstanding Equity Awards as of December 31, 2012, page 19

4.	Please revise your outstanding equity awards table to comply with the format requirement in Item 402(f)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, on pages 34 and 35 of the Proxy Statement, we revised the Outstanding Equity Awards table in the 2012 10-K/A to comply with the format requirement in Item 402(f)(1) of Regulation S-K. As the Company has not made any performance awards to any of the NEOs, we have noted this fact in the language above the revised Outstanding Equity Awards table and not included in the revised table the three columns of disclosure requirements for the performance awards. A copy of the modified table is attached as Appendix C and the changes are double underlined for reference.

In response to the Staff’s request, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the respective filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to Carolyn Aver at (408) 490-6505.

Sincerely,

Harmonic, Inc.

/s/ Carolyn Aver
Carolyn Aver
Chief Financial Officer

Appendix A

President, Operations and Quality—$250,000 to $260,000; (3) Mark Carrington, Senior Vice President, Worldwide Sales—$260,000 to $270,400; and (4) Neven Haltmayer, Senior Vice President, Research and Development -$250,000 to $275,000. These increases were made in 2012, in part, due to the Company’s performance in 2011 and, in part, because, as a result of no increases for the prior two years for all but one of such NEOs, Mr. Carrington, the Company’s base salaries for NEOs were not competitive. Base salaries for NEOs are disclosed in the Summary Compensation Table on page              of this Proxy Statement.

Base salaries for each of the NEOs were increased for 2013, effective February 4, 2013, primarily because the Compensation Committee determined that the base salaries for the NEOs were not competitive. Further, Patrick J. Harshman, the Company’s President and Chief Executive Officer, had not received an increase in base salary since 2008. The base annual salary increase for each of the NEOs was as follows: (1) Patrick J. Harshman—$450,000 to $500,000; (2) Carolyn A. Aver, Chief Financial Officer—$338,000 to $365,000; (3) Charles Bonasera, Senior Vice President, Operations and Quality—$260,000 to $275,000; and (4) Neven Haltmayer, Senior Vice President, Research and Development—$275,000 to $300,000. After these adjustments, based on the most recent, but lagging (for 2012), base salary information available for the 2013 approved peer group (as shown above, less Ariba, BigBand, Blue Coat and Quantum), Mr. Harshman’s base salary is slightly above the 25 th percentile for the peer group, Ms. Aver’s base salary is slightly above the 60 th percentile for the peer group, Mr. Bonasera’s base salary is slightly below the 50 th percentile for the peer group, and Mr. Haltmayer’s base salary is at the 50 th percentile for the peer group.

Incentive Bonus Plan

The Company’s annual incentive bonus plan in which NEOs participate reflects the Compensation Committee’s belief that a meaningful component of executive compensation should be contingent on the Company achieving performance targets, thereby introducing a significant element of “pay for performance” and appropriate incentives to produce superior results.

For 2010, a target bonus was established for each NEO by reference to the data from the peer group selected for that year, resulting in three components weighted as follows (other than for the then Vice President, Worldwide Sales): revenue (40%); non-GAAP operating income (40%); and strategic revenue (20%). For the Vice President, Worldwide Sales, the components were revenue (80%), strategic revenue (10%) and operating income (10%). The strategic revenue component was added in 2010 to induce management to focus efforts on the Company achieving specified revenue goals in certain strategic categories.

For 2011, the Compensation Committee modified the incentive plan for NEO’s (based, in part, on relevant peer group data), with 60% of the target bonus tied to a revenue target and 40% tied to non-GAAP operating income for each NEO, other than the then Vice President, Worldwide Sales, whose percentages were 80% for revenue and 20% for non-GAAP operating income. The Compensation Committee dropped the strategic revenue component it used in 2010, and applied the percentage of the target bonus previously allocated to strategic revenue to the revenue component (or, in the case of the Senior Vice President, Worldwide Sales, to non-GAAP operating income), because, with a focus on fully integrating Omneon (acquired in September 2010) into our business, it was determined that an overarching concentration on Company revenue and operating income was sufficient and appropriate.

For 2012, the Compensation Committee again modified the incentive plan for NEOs (based, in part, on relevant peer group data), with 40% of the target bonus tied to a revenue target, 40% tied to a non-GAAP operating income target, and 20% tied to a strategic product revenue target ( in this case, service and support, media storage and new media) for each NEO, other than the Senior Vice President, Worldwide Sales, whose percentages were 80% for revenue (on a commission basis from the first dollar of revenue) and 20% for strategic product revenue. The Compensation Committee chose to include a strategic product revenue component in the plan, in part, because the Omneon acquisition had been fully integrated and, in part, because it desired to have the NEOs focus the Company’s attention on revenue growth in the three designated product areas.

Table of Contents

In addition, the 2010, 2011 and 2012 incentive bonus plans had minimum thresholds for each component that had to be met in order for any payout to be made, and a cap of 200% of target bonus for any participant, including NEOs.

For 2012, the Compensation Committee approved the following targets for the incentive plan:

	Revenue	Non-GAAP Operating Income (as defined)	Strategic Product Revenue (as defined)	Percentage of Target Bonus Paid
		$ Millions
Threshold	$550	$55	$105	1%
Target	$618	$87	$138	100%
Maximum	$660	$110	$165	200%

For performance between these levels, bonus payouts, other than for the Senior Vice President, Worldwide Sales, would be determined by straight line interpolation. No payments would be made under the revenue component of the 2012 incentive plan, other than to the Senior Vice President, Worldwide Sales, if the threshold target for non-GAAP operating income was not achieved.

The percentage of annual base salary payable to each of the NEOs as a result of the Company achieving its target for each of the three financial components, for such NEO, in the 2012 incentive plan (the “Target”) was as follow: (1) Patrick J. Harshman – 100%, (2) Carolyn Aver – 61.5%; (3) Charles J. Bonasera – 60%; (4) Mark Carrington – 100%: and (5) Neven Haltmayer – 60%. If the Company achieved only the minimum threshold for each of the three financial components, each NEO would be entitled to an incentive payout representing approximately 1% of his or her annual base salary. If the Company achieved its so-called “maximum” goal for each of the three financial components, each NEO would be entitled to an incentive payment representing 200% of the applicable percentage of annual base salary payable if the Company achieved the Target for each of the three financial components.

The Compensation Committee believed that the 2012 bonus targets were challenging, but achievable, based on their review of the Company’s operating plan for 2012, their experience with respect to the Company’s historical performance in a business heavily dependent on the capital spending plans of a limited number of large customers, and their assessment of the difficult economic environment that had begun in the second half of 2011. In 2012, the Company did not exceed the threshold for either revenue or non-GAAP operating income, but did exceed the threshold for strategic product revenue. As a result, the incentive pool, without reference to the revenue component portion paid to the Senior Vice President, Worldwide Sales, was funded at 12.7% of the aggregate targeted amount (this represents 63% achievement of the strategic product revenue target multiplied by the 20% of target bonus assigned to that component). The bonus amount for each NEO, other than the Senior Vice President, Worldwide Sales, was determined by multiplying 12.7% by his or her base salary and multiplying that product by the target bonus percentage set out in the immediately preceding paragraph. Based on the different arrangement in place for the Senior Vice President, Worldwide Sales, he was paid 81.4% of his target bonus, with 80% of that percentage (65.1%) based on the revenue component (because his was determined without regard to whether the threshold was met) and 20% of that percentage (16.3%) based on the strategic product revenue component.

Bonus payments from the 2012 incentive plan were approved by the Compensation Committee in January 2013, and made to executive officer participants in February 2013, as disclosed in the Summary Compensation Table on page              of this Proxy Statement. All bonus amounts paid to NEOs with respect to 2012 were paid pursuant to the 2012 incentive bonus plan.

Equity Compensation Plans

The Compensation Committee believes that equity compensation plans are an essential tool to link the long-term interests of stockholders and employees, especially the Chief Executive Officer and executive management,

APPENDIX B

Equity Compensation. The 2002 Director Stock Plan, as amended, currently provides for grants of stock options or restricted stock units to be made in three ways:

•

Initial Grants. Each new non-employee director who joins the Board (excluding a former employee director who ceases to be an employee director, but who remains a director) is entitled to receive stock options or restricted stock units, or a mix thereof, on the date that the individual is first appointed or elected to the Board, as determined by the Board in its sole discretion.

•

Ongoing Grants. Each non-employee director who has served on the Board for at least six months, as of the date of grant, will receive an annual grant of stock options or restricted stock units, or a mix thereof, as determined by the Board in its sole discretion.

•	Discretionary Grants. The Board may make discretionary grants of stock options or restricted stock units, or a mix thereof, to any non-employee director.

2012 COMPENSATION OF DIRECTORS

Name	Fees Paid in Cash($)	Stock Awards ($)(2)(4)	Option Awards ($)(3)(4)	Total ($)(5)
Patrick Gallagher	53,000	109,999	—	162,999
Patrick J. Harshman (1)	—	—	—	—
Harold Covert	67,000	109,999	—	176,999
E. Floyd Kvamme	56,250	109,999	—	166,249
Mitzi Reaugh (6)	22,000	109,999	56,958	188,957
William F. Reddersen	60,000	109,999	—	169,999
Susan G. Swenson (7)	34,250	109,999	56,958	201,207
Lewis Solomon (8)	86,000	109,999	—	195,999
Anthony J. Ley (9)	17,500	—	—	17,500
David R. Van Valkenburg (10)	29,250	—	—	29,250

(1)	Compensation earned in 2012 by Mr. Harshman for his service as CEO is shown in the Summary Compensation Table on page of this Proxy Statement. Mr. Harshman receives no compensation for his service as a director.
(2)	The amounts in this column represent the aggregate grant date fair value of awards for grants of restricted stock units to each listed director in 2012, computed in accordance with applicable accounting guidance. These amounts do not represent the actual amounts paid to or realized by the directors during 2012 or thereafter. The grant date fair market value of the restricted stock units is based on the closing market price of the Common Stock on the date of grant.
(3)	The amounts in this column represent the aggregate grant date fair value of grants of stock options to each listed director in 2012, computed in accordance with applicable accounting guidance. The amounts do not represent the actual amounts paid to or realized by the directors during 2012 or thereafter. The grant date fair market value of the option awards is calculated using the Black-Scholes valuation model and the assumptions described in footnote (5) on page of this Proxy Statement.
(4)	Grants of restricted stock units under our 2002 Director Stock Plan were made on July 30, 2012 to each of the Company’s non-employee directors. Each restricted stock unit grant was for 25,943 shares, with full vesting to occur on February 15, 2013. Each of our new directors in 2012, Ms. Reaugh and Ms. Swenson, received a stock option grant for 30,000 shares of Common Stock on July 30, 2012. These grants, at an exercise price equal to the fair market value of the Common Stock on the date of grant, vest monthly over three years from the date of the respective director joining the Board of Directors.
(5)	Neither the non-employee directors nor Mr. Harshman received any other compensation for their services as a director.
(6)	Ms. Reaugh was elected as a director in July 2012.
(7)	Ms. Swenson was first elected as a director in February 2012.

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APPENDIX C

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2012

The following table summarizes equity awards outstanding as of December 31, 2012 for each of the NEO. As the Company has not made any performance grants of option or stock awards, there are no columns in the table addressing equity incentive plan awards of performance grants.

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (Exercisable)(1)		Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (19)	Market Value of Shares or Units of Stock That Have Not Vested (40)
Patrick J. Harshman	21,326		—	3.46	1/28/13	13,125(20)	$66,544
	80,000		—	5.87	2/27/13	39,375(21)	199,631
	150,000		—	5.14	5/4/13	50,000(22)	253,500
	50,000		—	9.29	1/20/14	110,000(23)	557,700
	200,000		—	8.20	5/1/14
	48,674		—	5.86	5/3/15
	200,000		—	8.17	5/15/15
	186,875	(2)	8,125	5.63	2/24/16
	138,125	(3)	56,875	6.41	2/19/17
	73,333	(4)	86,667	9.69	3/4/18
	—	(5)	220,000	6.14	2/28/19
Carolyn V. Aver	137,500	(6)	82,500	5.73	6/1/17	41,250(24)	209,138
	36,666	(7)	43,334	9.69	3/4/18	25,000(25)	126,750
	—	(8)	90,000	6.14	2/28/19	55,000(26)	278,850
Charles Bonasera	21,703		—	8.20	5/1/14	4,375(27)	22,181
	100,000		—	8.17	5/15/15	15,750(28)	79,853
	42,291	(9)	2,709	5.63	2/24/16	18,750(29)	95,063
	55,250	(10)	22,750	6.41	2/19/17	40,000(30)	202,800
	27,500	(11)	32,500	9.69	3/4/18
	—	(12)	65,000	6.14	2/28/19
Mark Carrington	43,750	(13)	16,250	6.56	1/4/17	10,800(31)	54,756
	18,416	(14)	7,584	6.41	2/19/17	5,250(32)	26,618
	13,020	(15)	11,980	6.76	11/30/17	7,500(33)	38,025
	27,500	(11)	32,500	9.69	3/4/18	18,750(34)	95,063
	—	(16)	80,000	6.14	2/28/19	45,000(35)	228,150
Neven Haltmayer	6,335		—	5.87	2/27/13	5,250(36)	26,618
	8,000		—	8.93	1/14/14	15,750(37)	79,853
	70,000		—	8.20	5/1/14	20,311(38)	102,977
	100,000		—	8.17	5/15/15	45,000(39)	228,150
	74,750	(17)	3,250	5.63	2/24/16
	55,250	(10)	22,750	6.41	2/19/17
	29,791	(18)	35,209	9.69	3/4/18
	—	(16)	80,000	6.14	2/28/19

(1)	Under our Stock Plan, these options vest 25% upon completion of 12 months service and 1/48 per month thereafter and expire after seven years or ten years from date of grant, contingent upon continued employment.
(2)	As of December 31, 2012, 186,875 shares subject to this option were vested and an additional 4,063 shares will vest monthly thereafter until all shares are vested.
(3)	As of December 31, 2012, 138,125 shares subject to this option were vested and an additional 4,063 shares will vest monthly thereafter until all shares are vested.

(4)	As of December 31, 2012, 73,333 shares subject to this option were vested, and an additional 3,333 shares will vest monthly thereafter until all shares are vested.
(5)	As of December 31, 2012, no shares subject to this option were vested, 55,000 shares will vest on February 15, 2013, and an additional 4,583 shares will vest monthly thereafter until all shares are vested.
(6)	As of December 31, 2012, 137,500 shares subject to this option were vested, and an additional 4,583 shares will vest monthly thereafter until all shares are vested.
(7)	As of December 31, 2012, 36,666 shares subject to this option were vested, and an additional 1,667 shares will vest monthly thereafter until all shares are vested.
(8)	As of December 31, 2012, no shares subject to this option were vested, 22,500 shares will vest on February 15, 2013, and an additional 1,875 shares will vest monthly thereafter until all shares are vested.
(9)	As of December 31, 2012, 42,291 shares subject to this option were vested, and an additional 1,354 shares will vest monthly thereafter until all shares are vested.
(10)	As of December 31, 2012, 55,250 shares subject to this option were vested, and an additional 1,625 shares will vest monthly thereafter until all shares are vested.
(11)	As of December 31, 2012, 27,500 shares subject to this option were vested, and an additional 1,250 shares will vest monthly thereafter until all shares are vested.
(12)	As of December 31, 2012, no shares subject to this option were vested, 16,250 shares will vest on February 15, 2013, and an additional 1,354 shares will vest monthly thereafter until all shares are vested.
(13)	As of December 31, 2012, 43,750 shares subject to this option were vested, and an additional 1,250 shares will vest monthly thereafter until all shares are vested.
(14)	As of December 31, 2012, 18,416 shares subject to this option were vested, and an additional 542 shares will vest monthly thereafter until all shares are vested.
(15)	As of December 31, 2012, 13,020 shares subject to this option were vested, and an additional 521 shares will vest monthly thereafter until all shares are vested.
(16)	As of December 31, 2012, no shares subject to this option were vested, 20,000 shares will vest on February 15, 2013, and an additional 1,667 shares will vest monthly thereafter until all shares are vested.
(17)	As of December 31, 2012, 74,750 shares subject to this option were vested, and an additional 1,625 shares will vest monthly thereafter until all shares are vested.
(18)	As of December 31, 2012, 29,791 shares subject to this option were vested, and an additional 1,354 shares will vest monthly thereafter until all shares are vested.
(19)	Under our Stock Plan, our restricted stock unit awards through December 31, 2012 generally vested 25% upon completion of 12 months service and 1/8 per six month period thereafter.
(20)	As of December 31, 2012, 91,875 shares subject to this restricted stock unit award were vested, and 13,125 shares will vest on February 15, 2013.
(21)	As of December 31, 2012, 65,625 shares subject to this restricted stock unit award were vested, 13,125 shares will vest on February 15, 2013, and an additional 13,125 shares will vest at six-month intervals thereafter until all shares are vested.
(22)	As of December 31, 2012, 30,000 shares subject to this restricted stock unit award were vested, 10,000 shares will vest on February 15, 2013, and an additional 10,000 shares will vest at six-month intervals thereafter until all shares are vested.
(23)	As of December 31, 2012, no shares subject to this restricted stock unit award were vested, 27,500 shares will vest on February 15, 2013, and an additional 13,750 shares will vest at six-month intervals thereafter until all shares are vested.
(24)	As of December 31, 2012, 68,750 shares subject to this restricted stock unit award were vested. 13,750 shares will vest on May 15, 2013, and an additional 13,750 shares will vest at six-month intervals thereafter until all shares are vested.
(25)	As of December 31, 2012, 15,000 shares subject to this restricted stock unit award were vested, 5,000 shares will vest on February 15, 2013, and an additional 5,000 shares will vest at six-month intervals thereafter until all shares are vested.
(26)	As of December 31, 2012, no shares subject to this restricted stock unit award were vested, 13,750 shares will vest on February 15, 2013, and an additional 6,875 shares will vest at six-month intervals thereafter until all shares are vested.

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